UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                 Filed       pursuant to Section 16(a) of the
                                             Securities Exchange Act of 1934,
                                             Section 17(a) of the Public Utility
                                             Holding Company Act of 1935 or
                                             Section 30(f) of the Investment
                                             Company Act of 1940

FORM 4

/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)

1.  NAME AND ADDRESS OF REPORTING PERSON*

Donahue                             Thomas                       R.

(LAST)                              (FIRST)                      (MIDDLE)

c/o Federated Investors, Inc.
Federated Investors Tower

(STREET)

Pittsburgh                          PA                           15222-3779

(CITY)                              (STATE)                      (ZIP)
2.  ISSUER NAME AND TICKER OR TRADING SYMBOL

        Federated Investors, Inc.   FII

3.  I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)

4.  STATEMENT FOR MONTH/YEAR
        1/99

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)

6.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER

(CHECK ALL APPLICABLE)

___X___ Director                    ________ 10% Owner
___X___ Officer (give title below)  ________ Other (specify below)

        Vice President, Chief Financial Officer

7.  INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LIMIT)

___X__   Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of         2.           3.              4.  Securities Acquired (A)     5.  Amount of        6.  Ownership     7.  Nature
   Security         Transaction      Transaction    or Disposed of (D) (Instr.   Securities           Form:  Direct     of Indirect
   (Instr. 3)       Date             Code           3, 4, and 5)                 Beneficially Owned   (D) or Indirect   Beneficial

                    (Mon/day/year)   (Instr. 8)                                  at End of Month      (I) (Instr. 4)    Ownership
                                                                                 (Instr. 3 and 4)                       (Instr. 4)
                                 Code    V       Amount     (A) or     Price

                                                               (D)

                                                                                 565,466  (1)         D

Class B Common
   Stock

                                                                                 865,338              I                 by Daniel

                                                                                                                        McGrogan as

                                                                                                                        custodian

                                                                                                                        for minor

                                                                                                                        children

Class B Common
   Stock

                                                                                 263,580              I                 by J.
                                                                                                                        Christopher
                                                                                                                        Donahue as
                                                                                                                        custodian
                                                                                                                        for minor
                                                                                                                        children
Class B Common
   Stock

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person,  see
Instruction 4(b)(v).

(1) Includes 48 shares of Issuer's Class B Common Stock acquired by the Reporting Person in an Exempt, Non-Reportable transaction under the Federated Investors Profit Sharing Plan.


  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1.  Title of Derivative   2.  Conversion     3.  Transaction     4.  Transaction Code   5.  Number of        6.  Date Exercisable
Security (Instr. 3)       or Exercise        Date                   (Instr. 8)          Derivative           and Expiration Date

                          Price of           (Month/Day/Year)                           Securities           (Month/Day/Year)
                          Derivative                                                    Acquired (A) or
                          Security                                                      Disposed of (D)
                                                                                        (Instr. 3, 4, and
                                                                                        5)
                                                                 Code      V            (A)         (D)      Date
                                                                                                             Exercisable  Expiration
                                                                                                                          Date
Stock Option              17 5/8             1/26/99                       V            A           20,200   1/26/99    1/26/2009
(Right to purchase)

Stock Option
(Right to purchase)

7.  Title and Amount of        8.  Price of        9.  Number of derivative       10.  Ownership Form of Derivative      11.
Underlying Securities          Derivative          Securities Beneficially        Security:  Direct (D) or indirect (I)  Nature
(Instr. 3 and 4)               Security (Instr.    Owned at End of Month          (Instr. 4)                             of

                               5)                  (Instr. 4)                                                            Indirect
                                                                                                                         Beneficial
                                                                                                                         Ownership
                                                                                                                         (Instr.
                                                                                                                         4)
Title            Amount or
                 Number of
                 Shares

Class B          20,200        7.02                20,200                         D
                                                   60,000                         D

Explanation of Responses:

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/S/ THOMAS R. DONAHUE                       FEBRUARY 10, 1999
--------------------------------------      ---------------------------
**Signature of Reporting Person                                        Date